SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of November, 2002

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Director Shareholding released on 18 November 2002




                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1.  Name of company

    Prudential plc


2.  Name of director

    Alexander Stewart


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

    Holding of a non-beneficial interest


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

    Unknown


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

    The Trustees of the Blair Charitable Trust, including Alexander Stewart


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

    Disposal of Prudential plc shares by the Blair Charitable Trust


7.  Number of shares / amount of stock acquired

    0


8.  Percentage of issued class

    N/A


9.  Number of shares/amount of stock disposed

    3,700


10. Percentage of issued class

    Less than 0.0002%


11. Class of security

    Shares of 5p each


12. Price per share

    GBP 4.455


13. Date of transaction

    15 November 2002


14. Date company informed

    15 November 2002


15. Total holding following this notification

    13,869


16. Total percentage holding of issued class following this notification

    Less than 0.0007%


If a director has been granted options by the company please complete the following boxes.


17. Date of grant

    N/A


18. Period during which or date on which exercisable

    N/A


19. Total amount paid (if any) for grant of the option

    N/A


20. Description of shares or debentures involved: class, number

    N/A


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

    N/A


22. Total number of shares or debentures over which options held following this notification

    N/A


23. Any additional information




24. Name of contact and telephone number for queries

    Jennie Webb, 0207 548 6027


25. Name and signature of authorised company official responsible for making this notification

    JohnPrice, Deputy Group Secretary, 020 7548 3805


Date of Notification

15 November 2002


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 18 November 2002

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  John Price

                                              John Price
                                              Deputy Group Secretary